CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation of our report dated March 21, 2003, on the financial statements of Texxon, Inc. (the "Company") at December 31, 2002, included in this Form 10-KSB Annual Report of Texxon, Inc. as of December 31, 2002, into the Company's Registration Statement on Form S-8 (File number 333-102745).

Our report, dated March 21, 2003, contains an explanatory paragraph that states that Texxon, Inc. is an exploration stage company with insufficient revenues to fund development and operating expenses, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma
April 15, 2003